SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.

(Name of Subject Company (Issuer))

WEBMD HEALTH CORP. (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

94770V 10 2

(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.

WEBMD HEALTH CORP.

111 EIGHTH AVENUE

NEW YORK, NEW YORK 10011

(212) 624-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Filing Persons)

Copy to:

CREIGHTON O’M. CONDON, ESQ.

SCOTT PETEPIECE, ESQ.

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE

NEW YORK, NEW YORK 10022

(212) 848-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(1)
$150,000,000	$17,190

(1)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,190	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO	Date Filed: March 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2012 (the “Schedule TO”) relating to the offer by WebMD Health Corp., a Delaware corporation, to purchase up to $150 million in value of shares of its common stock, par value $.01 per share, at a price of either $24.50 per share or $26.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 2012 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(d)     On April 10, 2012, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Tuesday, April 3, 2012. A copy of the press release is filed as Exhibit (a)(1)(N) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

The Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(N)     Press Release dated April 10, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2012

WEBMD HEALTH CORP.

By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated March 6, 2012.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated March 6, 2012.
(a)(1)(H)*	Summary Advertisement.
(a)(1)(I)	Reserved.
(a)(1)(J)**	Letter to Participants in the WebMD 401(k) Savings Plan.
(a)(1)(K)*	Letter to Vested Stock Option Holders.
(a)(1)(L)*	Email communication to Employees.
(a)(1)(M)***	Press Release dated April 4, 2012.
(a)(1)(N)****	Press Release dated April 10, 2012.
(b)	Not Applicable.
(d)(1)*****	Stockholder Rights Agreement, dated as of November 2, 2011 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed with the Schedule TO on March 6, 2012.

**	Previously filed with Amendment No. 1 to the Schedule TO on March 8, 2012.

***	Previously filed with Amendment No. 2 to the Schedule TO on April 4, 2012.

****	Filed herewith.

*****	Incorporated by reference to Exhibit 4.1 included in the Company’s registration statement on Form 8-A filed November 3, 2011.

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